P.O. Box 2600
Valley Forge, PA 19482-2600
610-503-5804
Frances_T_Han@vanguard.com

December 4, 2009

Christian Sandoe, Esq.
U.S. Securities & Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Money Market Reserves, File No. 2-52698
Vanguard Admiral Funds, File No. 33-49023

Dear Mr. Sandoe:

The following responds to your comments of December 1, 2009 on the post-effective amendments of the registration statements of Vanguard Money Market Reserves and Vanguard Admiral Funds, which were filed on October 16, 2009 pursuant to Rule 485(a).

Comment 1: Comment:

Fees and Expenses – Narrative Explanation and Shareholder Fees

The narrative explanation preceding the fee table should be limited to the disclosure specified in Form N-1A. In addition, the footnotes to the table entitled “Shareholder Fees” should not be included in the statutory prospectus.

Response:	We will update the disclosure in response to your comment for each fund included in this prospectus (each, a “Fund”).

Comment 2: Comment:

Fees and Expenses – Annual Fund Operating Expenses

The footnote to the table entitled “Annual Fund Operating Expenses” should be revised to clarify the agreement between Vanguard and each Fund’s board of directors to limit certain net operating expenses in excess of the Fund’s daily yield.

Response:	We will revise the footnote in response to your comment for each Fund included in this prospectus.

Comment 3: Comment:

Annual Total Returns

Disclosure of the Fund’s highest and lowest return for a quarter should only include quarters that are reflected in the bar chart. Also, move the information regarding data provided by Lipper Inc. from the footnote to the performance table into the narrative discussion preceding the bar chart.

Response:	We will update the disclosure in response to your comment for each Fund included in this prospectus.

Christian Sandoe, Esq.
December 4, 2009

Comment 4: Comment:	Investment Advisor Do not include the address of the investment advisor in this section. Also, include only the name, title and length of service of the portfolio manager.

Response:	We will update the disclosure in response to your comment for each Fund included in this prospectus.

Comment 5: Comment:

Purchase and Sale of Fund Shares

The disclosure should be limited to specific information regarding the purchase and sale of Fund shares, including the Fund’s minimum initial or subsequent investment requirements and brief procedures for redeeming shares.

Response:	We will update the disclosure in response to your comment for each Fund included in this prospectus.

Comment 6: Comment:	Tax Information Indicate that the Fund’s distributions may be taxed as ordinary income or capital gain and delete the first sentence.

Response:	We will update the disclosure in response to your comment for each Fund included in this prospectus.

Comment 7: Comment:	Summary Prospectus Please provide a sample copy of the cover page of a summary prospectus for a Fund included in this prospectus.

Response:	Per your request, under separate cover, we will send you a copy of the summary prospectus for Vanguard Prime Money Market Fund.

Tandy Requirements

As required by the SEC, each Fund acknowledges that:

  The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
  Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
  The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christian Sandoe, Esq.
December 4, 2009

Please contact me at (610) 503-5804 with any questions or comments regarding the above responses and explanations.

Sincerely,

Frances Han
Associate Counsel
The Vanguard Group, Inc.